SO
3/6/03

03002147

UF3-5-03

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS PaineWebber Incorporated of Puerto Rico

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
AIG Plaza, 9th Floor, #250 Muñoz Rivera Avenue
(No. and Street)

Hato Rey	**Puerto Rico**	**00198**
(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fernando Fussá **(787) 250-3217**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. SECTION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ____________________, 20_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See attached Oath or Affirmation

____

____

____
Signature

____
Title

____
Notary Public

*This report** contains (check all applicable boxes):*

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of UBS PaineWebber Incorporated of Puerto Rico at December 31, 2002 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Miguel A. Ferrer
President
UBS PaineWebber Incorporated of Puerto Rico

AFFIDAVIT NUMBER 42,480

Sworn and subscribed before me by Miguel A. Ferrer, in his capacity as President of UBS PaineWebber Incorporated of Puerto Rico, of legal age, single and resident of Guaynabo, Puerto Rico, of whom I personally know, this 20th day of February, 2003.

Notary Public

JORGE A. MIRANDA
ABOGADO - NOTARIO

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of UBS PaineWebber Incorporated of Puerto Rico at and for the year ended December 31, 2002 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Fernando Fussá
Assistant Secretary & Comptroller
UBS PaineWebber Incorporated of Puerto Rico

AFFIDAVIT NUMBER 42,450

Sworn and subscribed before me by Fernando Fussá, in his capacity as Assistant Secretary & Comptroller of UBS PaineWebber Incorporated of Puerto Rico, of legal age, married and resident of Caguas, Puerto Rico, of whom I personally know, this 20th day of February, 2003.

Notary Public


JORGE A. MIRANDA
ABOGADO - NOTARIO

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder of
UBS PaineWebber Incorporated of Puerto Rico

We have audited the accompanying statement of financial condition of UBS PaineWebber Incorporated of Puerto Rico (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 21, 2003

UBS PaineWebber Incorporated of Puerto Rico
Statement of Financial Condition
December 31, 2002
(in thousands of dollars)

Assets		
Cash	$	150
Securities segregated and on deposit for federal and other regulations		2,019
Trading assets, at fair value		236,671
Trading assets, pledged to creditors, at fair value		90,852
Total trading assets		327,523
Securities purchased under agreements to resell		501,034
Receivables:		
Interest		1,321
Brokers and dealers		40
Fees and other		2,054
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $6,362		5,660
Other assets		9,300
	$	849,101
Liabilities and stockholder's equity		
Securities sold under agreements to repurchase	$	508,051
Payables:		
Interest		379
Brokers and dealers		3,786
Other liabilities and accrued expenses		6,946
Accrued compensation and benefits		13,670
Payable to affiliated companies		195,046
		727,878
Subordinated liabilities		27,900
Stockholder's equity		93,323
	$	849,101

See Notes to the Statement of Financial Condition.

1. Summary of Significant Accounting Policies

Basis of Presentation

UBS PaineWebber Incorporated of Puerto Rico (the "Company") is incorporated in Puerto Rico and is a wholly owned subsidiary of UBS PaineWebber Inc. ("PWI"). PWI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas") which in turn is a wholly owned subsidiary of UBS AG ("UBS"). The Company has material transactions with its affiliates.

The Company is a registered broker-dealer that engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Trading Assets and Liabilities

Trading assets and liabilities, including derivative contracts held or issued for trading purposes, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

Derivative Financial Instruments

A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics.

1. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

A derivative financial instrument also includes firm or standby commitments for the purchase of securities. The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's market risk management and trading activities, the Company may enter into a derivative contract to manage the risk arising from other financial instruments or to take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

Derivative instruments held or issued for trading purposes are marked-to-market daily with the resulting unrealized gains and losses recorded on the Statement of Financial Condition in trading assets or liabilities. The fair value of exchange-traded derivatives, such as futures and certain option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors. The Company held no derivative contracts at December 31, 2002.

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally mortgage-backed, municipal, and United States government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts in the Statement of Financial Condition, plus accrued interest which is included in interest receivable and interest payable in the Statement of Financial Condition. It is Company policy to obtain possession or control of securities which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements.

1. Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions

The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements versus the related receivable and payable balances. Should the fair value of the securities decline, or the fair value of the securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements are netted by counterparty on the Statement of Financial Condition.

Securities segregated and on deposit for federal and other regulations in the Statement of Financial Condition is comprised of securities purchased under agreements to resell maintained in a special reserve bank account pursuant to Securities and Exchange Commission ("SEC") Rule 15c3-3.

In the normal course of business, the Company obtains securities under agreements to resell, on terms which permit it to repledge or resell the securities to others. At December 31, 2002, the Company obtained securities with a fair value of $539,875 on such terms, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities segregated for regulatory purposes, trading assets, resale agreements, and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including repurchase agreements, certain payables and subordinated liabilities are carried at fair value or contracted amounts approximating fair value.

(in thousands of dollars except share data)

1. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

The Company files income tax returns with the Commonwealth of Puerto Rico.

For financial reporting purposes, net deferred tax assets are included in "Other Assets" on the Statement of Financial Condition and are reflected without reduction for a valuation allowance. The deferred tax asset of $4,157 is due primarily to net operating loss carryforwards that will expire in 2007.

Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect adoption of the new interpretation to be material to the Company's Statement of Financial Condition, taken as a whole.

On January 17, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51," ("Interpretation 46"). This interpretation provides new consolidation accounting guidance for entities involved with special purpose entities ("SPE's"). This interpretation would require a primary beneficiary, defined as an entity which participates in either a majority of the risks or rewards of such SPE, to consolidate the SPE. An SPE would not be subject to this interpretation if such entity had sufficient voting equity capital, such that the entity is able to finance its activities without the additional subordinated financial support from other parties. Interpretation 46 also requires

(in thousands of dollars except share data)

1. Summary of Significant Accounting Policies (continued)

additional disclosures related to involvement with SPE's. The accounting provisions of this interpretation are effective for new transactions executed after January 31, 2003, while certain disclosure provisions are required in financial statements issued after January 31, 2003. The Company does not expect adoption of the new interpretation to be material to the Company's Statement of Financial Condition, taken as a whole.

2. Trading Assets

At December 31, 2002, trading assets (including those pledged to creditors), recorded at fair value, consisted of the following:

Trading Assets:	
Equities	$ 225,963
U.S government obligations	71,248
Debt	20,281
Puerto Rico municipal obligations	8,589
Mortgage-backed securities	1,442
	$ 327,523

Trading assets pledged to creditors represent proprietary positions, which have been pledged as collateral to counterparties on terms which permit the counterparties to sell or repledge the securities to others.

3. Related Party Transactions

The Company meets its short term financing needs by borrowing from PWI. Also, in the normal course of business, the Company enters into securities transactions with PWI and other affiliates. At December 31, 2002, the Company had resale agreements of $344,390 with mutual funds co-managed by an affiliate, and repurchase agreements of $8,030 with PWI and other affiliates, with interest charged at market rates.

PWI provides various administrative and operational services to the Company. The Company is charged interest on a portion of its payables to affiliates based on the federal funds rate or the London Interbank Offered Rate ("LIBOR").

3. Related Party Transactions (continued)

PWI guarantees the commitments and obligations of the Company for which there is no charge.

Retail clients of the Company are introduced to PWI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with PWI pursuant to which PWI provides certain clearing and related functions. Under this arrangement, PWI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

4. Subordinated Liabilities

Under the terms of the Subordinated Term Note (the "Note") between the Company and PWI, the Company is obligated to PWI for $2,900 due on October 31, 2003. The maturity date is automatically extended for one year unless the Board of Directors of PWI votes not to renew this loan. The Note bears interest based on the federal funds rate or LIBOR.

Under the terms of the Junior Subordinated Revolving Credit Agreement between the Company and PWI, PWI has agreed to make revolving credit loans to the Company up to a maximum of $75,000 from time to time until April 17, 2006. At December 31, 2002 there was $25,000 outstanding under this credit facility. Interest on borrowings under the terms of the revolving credit facility is calculated at a rate based on LIBOR.

The Note and Junior Subordinated borrowings are subordinated to claims of general creditors, are covered by agreements approved by the New York Stock Exchange, Inc. ("NYSE"), and are included as regulatory capital by the Company for the purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Risk Management

Financial instrument transactions involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

5. Risk Management (continued)

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instrument. The Company has a variety of methods to monitor its market risk profile. The senior management of the Company is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies on a daily basis. The Company also utilizes the independent risk management group of PWI which aids in setting and monitoring risk management policies of the Company, including monitoring adherence to established limits, performing market risk modeling, and reviewing trading positions and hedging strategies.

Credit Risk in Proprietary and Client Transactions

Counterparties to the Company's proprietary trading, hedging, financing and arbitrage activities are primarily financial institutions including brokers and dealers, banks, and institutional clients. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Receivables and payables with brokers and dealers and resale and repurchase agreements are generally collateralized by cash, mortgage-backed, municipal, United States government and agency securities. The market value of the initial collateral received approximates or is greater than the contract value. Additional collateral is requested when considered necessary.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2002 were settled without adverse effect on the Company's Statement of Financial Condition.

5. Risk Management (continued)

Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions including brokers and dealers, banks and other institutional clients. Concentrations of credit risk can be affected by changes in economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures described in the preceding discussion of credit risk.

The Company's most significant industry concentration, which arises within its normal course of business activities, is with financial institutions including banks, brokers and dealers, and mutual funds.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an effective internal control environment which incorporates various control mechanisms throughout the organization and involves various independent oversight units including Audit, Controllers, Legal and Compliance.

6. Commitments and Contingencies

The Company has been named as a defendant in certain legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's Statement of Financial Condition.

7. Stockholder's Equity

There are 10,000 shares authorized, 1,000 issued and outstanding of $1 par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise and vesting of employees' UBS stock options and restricted stock.

8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule. Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $250. As of December 31, 2002, the Company's net capital, as defined, was $59,457 which exceeded the minimum net capital requirement by $58,070.

Dividend payments, equity withdrawals, and advances to PWI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

9. Employee Incentive Awards

Employees of the Company are covered under UBS Americas various Stock Option and Award Plans which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards. Officers and other key employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant. UBS accounts for stock option grants in accordance with APB Opinion No. 25.

Restricted stock awards are granted to key employees whereby shares of UBS common stock are awarded in the name of the employee, who has all rights of a stockholder, subject to certain sale and transfer restrictions. The awards generally contain restrictions on sales and transfers ranging from one to four years. The restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period.

10. Employee Benefit Plans

Eligible employees of the Company were included in the defined benefit plan of UBS Americas, which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Americas 401(k) Plus Plan, which is a defined contribution pension plan.

UBS Americas also provides life insurance and health care benefits to employees of the Company.